EXHIBIT 10.3

Name and Principal Position	Additional Awards*
Michael H. Madison – President and Chief Executive Officer	$108,301
Dilek Samil – President and Chief Operating Officer (Cleco Power LLC)	$77,279
Kathleen F. Nolen – Senior Vice President and Chief Financial Officer	$18,160
R. O'Neal Chadwick, Jr. – Senior Vice President and General Counsel	$57,879
Samuel H. Charlton III – Senior Vice President and Chief Operating Officer (Cleco Midstream Resources LLC)	$69,128

* Subject to possible reduction by the Committee prior to payment.